SECOND AMENDMENT
TO THE
DAKTRONICS, INC. 401(K) PLAN
(As Amended and Restated Effective as of May 1, 2012)
Pursuant to Section 11.01 of the Daktronics, Inc. 401(k) Plan (the “Plan”), Daktronics, Inc. hereby amends the Plan, effective as specified below. The effective date of each modification contained in this Second Amendment shall be the date(s) as specified below:

1. Effective January 1, 2016, Section 1.15 is amended to read as follows:

“1.15
“Employer Account” shall mean the account maintained on behalf of a Participant to which shall be credited the Participant’s share of any Employer Matching Contributions, Employer Profit Sharing Contributions and Forfeitures, together with the Participant’s share of the investment earnings of the Trust Fund allocable to this account.

For purposes of administrative convenience, each Participant’s Employer Account shall be divided into the following parts:

Part I	the portion of the Participant’s Employer Account which is attributable to Employer Matching Contributions, also known as the Matching Account;

Part II
the portion of the Participant’s Employer Account which is attributable to Employer Matching Contributions that the Participant has re-characterized as Roth Matching Contributions, also known as Roth Converted Matching Account;

Part IIII	the portion of the Participant’s Employer Account attributable to Employer Profit Sharing Contributions, also known as the Profit Sharing Account; and

Part IV
the portion of the Participant’s Employer Account which is attributable to Employer Profit Sharing Contributions that the Participant has re-characterized as Roth Employer Profit Sharing Contributions, also known as Roth-Converted Profit Sharing Account.

2. Effective January 1, 2016, Section 1.31 is amended to read as follows:

1.31
“Personal Account” shall mean the account maintained on behalf of a Participant to which shall be credited the amount of any Salary Deferral Contributions, Rollover Contributions and trustee -to-trustee transfers, together with the Participant’s share of the investment earnings of the Trust Fund allocable to this account.

For purposes of reference in this Plan, each Participant’s Personal Account shall be divided into the following parts:

Part I
the portion of the Participant’s Personal Account which is attributable to Salary Deferral Contributions that are Pre-Tax Salary Deferral Contributions, also know n as the Pre-Tax Salary Deferral Account;

Part II
the portion of the Participant’s Personal Account which is attributable to Pre-Tax Salary Deferral Contributions that the Participant has re-characterized as Roth Salary Deferral Contributions, also known as the Roth-Converted Pre-Tax Deferral Account;

Part III
the portion of the Participant’s Personal Account which is attributable to Roth Salary Deferral Contributions elected by the Participant pursuant to a salary deferral agreement, also known as Roth Salary Deferral Account;

Part IV	the portion of the Participant’s Persona account which is attributable to Rollover Contributions, if any, made pursuant to subsection 3.02(e) hereof, also known as the Rollover Account;

Part V
the portion of the Participant’s Personal Account which is attributable to rollover contributions that the Participant has re-characterized as Roth rollover contributions, known as Roth-Converted Rollover Contribution Account; and

Part VI
the portion of the Participant’s Personal Account which is attributable to trustee to trustee transfers, if any, made with respect to a Participant’s benefits pursuant to Section 10.03 hereof, also known as the Trustee-to-Trustee Transfer Account.

3. Effective May 1, 2015, subsections 2.01(b) and 2.01(c) shall be amended so that Section 2.01 shall read as follows:
2.01    Eligibility Date.

Each Employee on April 30, 2012, who is a fully eligible to participate as a Participant in all aspects of the Plan on that date and who continues to be an Employee on May 1, 2012, shall without further requirements, continue as a Participant hereunder.
Each other Employee on May 1, 2012, and each person who becomes an Employee after such date, shall be eligible to become a Participant as provided herein:

(a)	An Employee shall not be eligible to become a Participant until he has attained age twenty-one (21) years.

(b)
For purposes of making Salary Deferral Contributions to the Plan an Employee shall not become eligible until three months from the date of his employment commencement, the Employee may begin making Salary Deferral Contributions on the first pay period of the month after meeting the eligibility requirements of this Section 2.01(b).

(c)
For purposes of sharing in Employer Matching Contributions to the Plan an Employee shall not become eligible until three months from the date of his employment commencement. Then, if the Employee is otherwise eligible to receive an Employer Matching Contribution under Section 4.01(b) the Employee will begin sharing in the Employer Matching Contribution at the same time such Employee is eligible to make Salary Deferral Contributions as provided for in subsection (b) herein.

(d)
For purposes of sharing in Employer Profit Sharing Contributions to the Plan an Employee shall not become eligible until the Employee has completed a Year of Service as such term is defined herein. Then, if the Employee is otherwise eligible to receive an Employer Profit Sharing Contribution under Section 4.01(c) the Employee will begin sharing in the Employer Profit Sharing Contribution as of the first day of the next Plan Year calendar quarter (this would be the February 1st, May 1st, August 1st, or November 1st) coincident with or next following the date he meet the eligibility requirement of this Section 2.01(d).

4. Effective January 1, 2016, Section 3.02(a) is amended to read as follows:

“(a)
Salary Deferral Contributions. A Participant may voluntarily elect to enter into a salary deferral agreement with the Employer effective with the first full payroll period beginning on or after the later of the Effective Date or the first day of the calendar month following the date on which he becomes a Participant. Such salary deferral agreement shall serve to direct the Employer to contribute to the Participant’s Personal Account, as Salary Deferral Contributions, a percentage of the amount which would otherwise be paid to the Participant as direct Compensation. The amount of his Compensation which the Participant is to defer for a Plan Year shall be stated as a full percentage point of his Compensation. In addition, such amount shall be subject also to the limitations on annual additions for the limitation year under Section 4.04 hereof.

There are two types of Salary Deferral Contributions that a Participant may elect, as follows:

(1)
Pre-tax Salary Deferral Contributions. Pre-tax Salary Deferral Contributions are Salary Deferral Contributions that a Participant elects to make on a before-tax basis. These contributions are not includible in the Participant’s gross income at the time deferred. The Employer will deposit these contributions into Part I of the Participant’s Personal Account.

(2)
Roth Salary Deferral Contributions. Roth Salary Deferral Contributions are Salary Deferral Contributions that a Participant elects to make on an after-tax basis. These contributions are includible in the Participant’s gross income at the time deferred and have been irrevocably designated as Roth Salary Deferral Contributions by the Participant in the Participant’s deferral agreement. The Employer will deposit these contributions into Part III of the Participant’s Personal Account.

A Participant may elect to make either Pre-Tax Salary Deferral Contributions or Roth Salary Deferral Contributions, or a combination of both. The amount of his Compensation which the Participant is to defer into each classification herein must be stated as a full percentage point of his Compensation. (However, a participant may elect zero percent). The Participant shall designate his Salary Deferral Contributions percentage as either a Pre-Tax Salary Deferral Contribution or a Roth Salary Deferral Contribution, as long as the total Salary Deferral Contributions percentage does not exceed 100% of Compensation. Unless the Participant specifically designates otherwise in his salary deferral agreement, all Salary Deferral Contributions will be treated as Pre-Tax Salary Deferral Contributions.
Except in those instances where the context clearly states otherwise, any references in the plan document to Salary Deferral Contributions means the sum of Pre-Tax Salary Deferrals and Roth Salary Deferral Contributions.
A Participant’s Salary Deferral Contributions to this Plan in any taxable year of the Participant shall not be greater than eighteen thousand dollars ($18,000), or such increase in this amount, pursuant to section 402(g)(5) of the Code, for any taxable year as results from the annual adjustment factor determined by the Commissioner of the Internal Revenue Service and effective on January 1 of the taxable year. Salary Deferral Contribu-tions to this Plan in excess of the preceding limit occurring in any Plan Year (together with any income allocable to such amount) shall be automatically distributed not later than the first April 15th following the close of the Plan Year in which such excess deferrals occurred, to the Participant on whose behalf the excess was contributed.
If the Participant makes “elective deferrals,” as defined in regulations issued pursuant to section 402(g) of the Code, to more than one (1) plan, which exceed the limit described above in the aggregate, such Participant may elect a distribution of a part or all of such excess amount (together with any income allocable to such amount) which has been contributed to this Plan. An election to receive a distribution of such excess deferrals must be in writing and must include the Employee’s certification that the specified amount is an excess deferral. Such election must be made not later than the first March 15th following the close of the Plan Year in which such excess deferrals occurred. Upon such election, the excess amount specified by the Participant shall be distributed to the Participant not later than the first April 15th following the close of the Plan Year in which such excess deferrals occurred.
Excess deferral contributions shall be adjusted for any income allocable to such excess contributions up to the end of the Plan Year in which the excess contribution arose. The income allocable to such excess deferral contributions shall be determined by multiplying the total income allocable to the Salary Deferral Account of the Participant for the taxable year by a fraction, the numerator of which is the excess deferral contributions for the Participant for the year and the denominator of which is the total account balance of the Participant attributable to elective salary deferrals of such contributions without regard to any income occurring during the taxable year.
The determination of whether a Participant’s elective deferrals with respect to any taxable year shall exceed the limitations of Code section 402(g) shall be the sole responsibility of the Participant and the Employer, the Plan Administrator, or the Trustee shall not have any obligations with respect to such determination.
Salary Deferral Contributions shall be made by payroll deduction and shall be considered to be Salary Deferral Contributions for the Plan Year in which they are actually made.
The direction and agreement by the Participant to defer a portion of his Compensation as a Salary Deferral Contribution rather than receive it as a cash benefit shall be given in the form of a salary deferral agreement. A Participant’s salary deferral agreement may be amended to change the percentage of the Salary Deferral Contribution, prospectively, at any time; provided, however, that the Employer shall implement such change as soon as administratively feasible.
A Participant’s salary deferral agreement may be terminated and all Salary Deferral Contributions ended as of the first day of any payroll period. Following such a complete termination of Salary Deferral Contributions, Salary Deferral Contributions may be resumed, prospectively, at any time; provided, however, that the Employer shall implement such change as soon as administratively feasible. A Participant who desires to effect such a change or termination must make such election in such form and at such time as may be required by the Plan Administrator prior to the date as of which the change or termination will become effective.
The Plan Administrator may establish additional procedures for the renewal, amendment, termination, or revocation of salary deferral agreements which shall be uniform and nondiscriminatory. However, the requirement of uniformity (but not nondiscrimination) may be suspended, and such differences in procedure (provided such differences are merely procedural) may be permitted between Highly Compensated Employees and Non‑-Highly Compensated Employees as are necessary, proper and convenient in order to bring the Plan into compliance with the coverage and discrimination requirements of Section 3.03 hereof and thereby preserve, or assure the preservation of, the qualified status of the Plan.
As a condition precedent for accepting a Participant’s salary deferral agreement, the Employer also may, at any time, as of any time, and from time to time, amend, terminate or revoke the salary deferral agreement of a Participant who is a Highly Compensated Employee, as defined in Section 1.22 hereof, in order to comply with the coverage and discrimination requirements of Section 3.03 hereof and thereby preserve, or assure the preservation of, the qualified status of the Plan; provided, however, that any such amendment or revocation for a Plan Year shall be made within the time required for the contribution of Salary Deferral Contributions for a Plan Year as provided in Internal Revenue Service Regulations regarding Code section 401(k) and, to the extent applicable, in Department of Labor regulations regarding salary deferral contributions as plan assets.

The Employer shall contribute to Part I of the Personal Account of each Participant an amount equal to the reduction in such Participant’s Compensation pursuant to his salary deferral agreement. The contribution to be made as a result of such reduction in Compensation shall be paid to the Trustee as soon as practicable, but no later than the date required by Department of Labor regulations concerning the contribution to a trust of salary deferral contributions that are plan assets. Such Salary Deferral Contributions shall be considered to be Employer contributions under the Plan and shall be nonforfeitable when made.
If the Plan Administrator shall determine that the Salary Deferral Contributions would exceed the limitations of Section 3.03 hereof, the Plan Administrator shall, before the end of the Plan Year following the Plan Year during which such excess contribution occurs, distribute the amount of such excess (and income, determined in the same manner as under Section 3.03, allocable thereto) to the Participant on whose behalf the contribution was made.
5. Effective immediately, the reference to “Part I” in the first sentence of the second paragraph of Section 3.02(c) is changed to “Part II”. Effective January 1, 2016, such reference shall be changed to “Part IV”.
6. Effective January 1, 2016, a new Section 3.08 is added to read as follows:
“3.08    In-Plan Roth Transfers.

A Participant may transfer part of or all of a fully vested non-Roth account in the Plan to a separate Roth account in the Plan. This type of transfer is called an In-Plan Roth Transfer.
Any In-Plan Roth Transfer will be subject to the taxation provisions and separate accounting requirements that that apply to designated Roth accounts. Any amount re-characterized from one money source must be transferred into a Roth account within the Plan that came from the same original money source. Furthermore, the Participant shall be fully Vested in the portion of his or her account attributable to the In-Plan Roth Transfer. The Plan will transfer investments to the Participant’s designated Roth accounts in accordance with the Plan terms and procedures governing Plan investments.
An In-Plan Roth Transfer is not a Plan distribution. Accordingly, the spousal consent rules of Code Section 401(a)(11) do not apply due to the transfer and the Plan may not withhold or distribute any amounts for income tax withholding, unless a distribution of other amounts is permitted pursuant to the terms of the Plan.
A Participant may withdraw amounts from the Roth In-Plan Transfer Account only when the Participant is eligible for a distribution from the Plan account that is the source of the In-Plan Roth Transfer. This plan provision does not expand or eliminate any distribution rights or restrictions on amounts that a Participant elects to treat as an In-Plan Roth Transfer.
A Participant may not make more than one In-Plan Roth Transfer per year.
The provisions of this section are intended to comply with Internal Revenue Code Section 402A(c)(4)(E).”
7. Effective January 1, 2016, Section 4.01(a) is amended to read as follows:
“4.01    Allocation of Employer Contributions.

Employer contributions shall be allocated as follows:

(a)
Salary Deferrals. Salary deferral contributions pursuant to Section 3.02(a) hereof which have been deposited with the Trustee shall be credited as of each Allocation Date the Personal Account of each Participant on whose behalf such contributions were made . Such deferrals shall also include catch-up contributions made pursuant to Section 3.02(b) hereof. A

Participant’s Pre-Tax Salary Deferral Contributions will be contributed to Part I of the Participant’s Personal Account (the “Pre-Tax Salary Deferral Account”). A Participant’s Roth Salary Deferral Contributions will be contributed to Part III of the Participant’s Personal Account (the Roth Salary Deferral Account”).

(b)
Employer Matching Contributions. As soon as practicable after each Plan Year calendar quarter (July 31, October 31, January 31, and April 30) the Committee shall determine if the Employer will contribute Matching Contributions in accordance with this Section 4.01(b). Amounts contributed under this Section 4.01(b) hereof shall be allocated as of the last day of the Plan Year quarter to Part I of the respective Employer Accounts (the “Matching Account”) of Participants on whose behalf such contributions were made. Only Participants who are Participants on the last day of the Plan Year calendar quarter will share in the allocation of Employer Matching Contributions for the allocation attributable to that calendar quarter. Furthermore, a Participant who is not employed as of the last day of the Plan Year calendar quarter due to death, or termination of employment due to Disability, or retirement on or after his Normal Retirement Date, shall be entitled to share in such contributions.

(c)
Employer Profit Sharing Contributions. Profit Sharing Contributions made pursuant to Section 3.01(d) hereof shall be allocated as of the last day of the Plan Year to Part II of the Employer Account (the “Profit Sharing Account”). Each Participant’s share in such contributions shall be the amount which bears the same ratio to the total Employer Profit Sharing Contributions as the Participant’s Compensation for the Plan Year bears to the total Compensation for all Participants for the period of the Plan Year that each Participant was entitled to share in the allocation of that Employer.

(d)	Rollover Contributions. Rollover Contributions pursuant to Section 3.02(c) hereof shall be credited to Part IV of the respective Personal Accounts of Participants who contributed such amounts.

(e)
Merged Plan Transfers. Amounts transferred to this Plan pursuant to a Merged Plan shall be credited to Part VI of the Personal Account of Participants for whom such amounts were transferred, or among the other Accounts described in Section 4.01(a), (b), (c) or (d), as determined by the Administrative Committee.

8. Effective January 1, 2016, the first sentence of the first paragraph of Section 5.03 (Hardship Withdrawals) shall read as follows:
A Participant who remains employed by the Employer, but who does not qualify to receive an in-service withdrawal under Section 5.01 shall be permitted to withdraw the contributions to Parts I, II, and III of his Personal Account.
9. Effective January 1, 2016, Section 8.01 is amended to read as follows:
A Participant whose Service terminates for reasons other than retirement on or after his Normal Retirement Date, death or Disability shall be entitled to (i) a vested percentage, determined at the date his Service terminates, of Parts I and III of his Employer Account), (ii) one hundred percent (100%) of Parts II and IV of his Employer Account, and (iii) one hundred percent (100%) of his Personal Account.
Such accounts will be determined as of the Allocation Date coincident with or immediately preceding the date the Participant’s Service terminates, increased by any Employer and Participant contributions allocated to such accounts after such Allocation Date and reduced by any payments and withdrawals from the accounts since such preceding Allocation Date.
The applicable vesting schedule will be determined as follows:

For all contributions allocated to Parts I and III of the Employer Account the vesting percentage is as follows:

Years of Vesting Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Provided, however, that the vested percentage shall be one hundred percent (100%) for a Participant on and after his Normal Retirement Date.
IN WITNESS WHEREOF, Daktronics, Inc. has caused the Second Amendment to the Daktronics, Inc. 401(k) Plan to be executed by its duly authorized officers on this 12 day of June, 2015, but to be effective as of the dates specified herein.

Daktronics, Inc.

By: /s/ Carla S. Gatzke
Carla S. Gatzke
Vice President and Secretary